EXHIBIT 99.1

For Immediate Release	Contact:	Investor Relations at
Janel World Trade
(404) 261-1196
IR Janelgroup.net

JANEL WORLD TRADE LTD. REPORTS 74% INCREASE IN FOURTH QUARTER REVENUE VS. FOURTH
QUARTER 2009 REFLECTING AN INCREASE OF $13.3 MILLION

RECORD REVENUE FOR YEAR-END 2010 UP 23.2% OVER 2009 TO $88.5 MILLION: ANNUAL EARNINGS
IMPROVE BY $1.6 MILLION

JAMAICA, NY – December 29, 2010 — Janel World Trade, Ltd. (OTC BB:  JLWT), a full-service global provider of integrated transportation logistics and environmental services, announced today financial results for its year ending September 30, 2010.

Year End Results

For the fiscal year ending September 30, 2010, Janel reported record annual revenue of $88,485,931, an increase of $16,633,125 or up 23.2% compared to fiscal year-end 2009. The 2010 year-end revenue represents the highest annual revenue reported in the Company’s history. This annual milestone follows successive record revenues for the second, third and fourth quarters of 2010. The Company’s core logistics business units continue to outperform expectations in a recovering economy, focusing on global shipping lanes of traffic exhibiting strong growth and the Company’s core logistics services.

Reflecting the successive quarters of record revenue and the continued focus on the management of operating expenses, Janel reported a year-end 2010 net income available to common shareholders of $367,849, or $.018 per fully diluted share, an improvement of $1,624,047, compared to a year-end 2009 net loss of $(1,256,198), or $(.070) per fully diluted share. The prior year included a one-time non-cash pre-tax charge of $1,066,240 for impairment of goodwill.

Fourth Quarter 2010 Results

For the three months ended September 30, 2010, the Company reported total revenue of $31,212,341, up $13,302,205 or 74.3% as compared to the fourth quarter of fiscal 2009.  Because of the same focus and positive factors affecting the year-end results, the Company reported net income available to common shareholders of $152,667 or $.007 per fully diluted share in 2010, a significant improvement in earnings of $891,543 from the 2009 reported net loss of $(738,876), or $(.041) per fully diluted share.

The improvement in revenue and earnings for the fourth quarter ended September 30, 2010 is a continuation of three successive quarters of record revenue combined and the continued aggressive management of all operating costs and overheads. The prior year included a one-time non-cash pre-tax charge of $1,066,240 for impairment of goodwill.

Review and Outlook

 “We are very pleased with our results for the quarter and fiscal year ended September 30, 2010” said James N. Jannello, Executive Vice President and Chief Executive Officer. “Our 2010 year-end revenue and earnings reflect the many hours of focus and hard work by the management and people of Janel. Not only did we have our first quarter of over $30 Million in revenue, but we have managed expenses at the same time which is improving our bottom line. The fourth quarter revenue and continued strong quarterly earnings, plus our recent acquisition of the assets of Ferrara International Logistics (Ferrara) with an expected $7.0 million of additional annual revenue, continue to make us optimistic about the coming year ahead.”

Jannello continued, “Looking ahead to 2011, our expectation is to build a company exceeding $100 million in annual revenue with continued improvement in net profitability, based on a continuing modest recovery in global economic conditions. Although always difficult to predict, our recent asset acquisition of Ferrara and our core logistics business units continuing to perform in a recovering economy, along with our anticipation that our customers continue to report improvement in their businesses and adding new customers, leads us to the expectation that we can finish fiscal year 2011 with another record revenue year and increased net income."

Jannello concluded, “We are committed to growing our core transportation logistics segment and exploring opportunities to expand existing traffic lanes and services that generate higher operating margins which will continue to enhance the profitability of our business and build shareholder value.”

To be included in Janel’s database for Corporate Press Releases and industry updates, investors are invited to send their e-mail address to: IRInfo@janelgroup.net.

About Janel World Trade, Ltd.

Janel World Trade, Ltd. is a global provider of integrated logistics and environmental services, including domestic and international freight forwarding via multi-modal carriers, leading-edge, end-to-end, supply-chain technology, customs brokerage, warehousing and distribution, and other transportation-related services. With offices throughout the U.S. (New York, Chicago, Los Angeles, and Atlanta), the Far East (Hong Kong, Shanghai, and Shenzhen) and Central America (El Salvador, Honduras and Guatemala) , the Company provides the comprehensive logistics services and technology necessary to handle its customers' shipping needs throughout the world. Cargo can be transported via air, sea or land, and Janel's national network of locations can manage the shipment and/or receipt of cargo into or out of any location in the United States. Janel is registered as an Ocean Transportation Intermediary and licensed as a FMC Licensed Freight Forwarder by the Federal Maritime Commission.

Janel World Trade, Ltd.'s headquarters is located in Jamaica, New York, adjacent to the JFK International Airport, and its common stock is listed on the OTC Bulletin Board under the symbol "JLWT". Additional information on the Company is available on its website at http://www.janelgroup.net

Forward-Looking Statements

This press release includes statements that may constitute "forward-looking" statements, usually containing the words "believe," "estimate," "project," "intend," "expect" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the Company's dependence upon conditions in the air, ocean and land-based freight forwarding industry, the size and resources of many competitors, the need for the Company to effectively integrate acquired businesses and to successfully deliver its primary services, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission, including its most recent Form 8-K, Form 10-Q and Form 10-K filings. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	THREE MONTHS ENDED			YEAR ENDED
	SEPTEMBER 30,			SEPTEMBER 30,
	2010	2009		2010	2009
				(audited)	(audited)

REVENUES	$31,212,341		$17,910,136	$88,485,931	$71,852,806

COSTS AND EXPENSES:
Forwarding expenses	28,660,471		15,715,387	79,572,253	63,418,743
Selling, general and administrative	2,178,924		2,030,657	7,852,122	8,438,189
Depreciation and amortization	62,953		182,146	246,205	552,707
TOTAL COSTS AND EXPENSES	30,902,347		17,928,190	87,670,580	72,409,639

OPERATING INCOME (LOSS)	309,994		(18,054)	815,351	(556,833)

OTHER ITEMS:
Impairment loss	-		(1,066,240)	-	(1,066,240)
Interest and dividend income	1,031		1,010	4,959	14,581
Interest expense	(21,608)		(58,842)	(101,415)	(224,706)
TOTAL OTHER ITEMS	(20,577)		(1,124,072)	(96,456)	(1,276,365)

INCOME (LOSS) BEFORE INCOME TAXES	289,417		(1,142,126)	718,895	(1,833,198)

Income taxes (credits)	133,000		(407,000)	336,000	(592,000)

NET INCOME (LOSS)	156,417		(735,126)	382,895	(1,241,198)

Preferred stock dividends	3,750		3,750	15,046	15,000

NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$152,667		$(738,876)	$367,849	$(1,256,198)

OTHER COMPREHENSIVE INCOME

NET OF TAX:

Unrealized gain(loss) from available for sale securities	$4,626		$6,588	$2,469	$(197)

Basic earnings (loss) per share	$.008		$(.042)	$.020	$(.072)

Fully diluted earnings (loss) per share	$.007	$	( .041)	$.018	$ ( .070)

Weighted number of shares outstanding	18,503,082		17,511,485	18,223,942	17,545,712

Fully diluted weighted number of shares outstanding	21,010,582		17,911,485	20,843,733	17,945,712

See notes to these consolidated financial statements included in the Company’s Form 10-K

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
	(Audited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,354,912	$1,483,150
Accounts receivable, net of allowance for doubtful
Accounts of $106,987 and $85,368, respectfully	6,841,607	4,616,244
Marketable securities	54,748	52,100
Loans receivable – officers	97,092	114,616
– other	583	4,908
Prepaid expenses and sundry current assets	96,608	239,437
Tax refund receivable	-	289,000
TOTAL CURRENT ASSETS	8,445,550	6,799,455

PROPERTY AND EQUIPMENT, NET	111,478	179,779

OTHER ASSETS:
Security deposits	53,688	55,991
Deferred income taxes	1,017,000	1,114,000
Intangible assets, net	1,714,702	1,875,754
TOTAL OTHER ASSETS	2,785,390	3,045,745

TOTAL ASSETS	$11,342,418	$10,024,979

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable – trade	$4,516,547	$3,116,830
– related party	-	100,078
Accrued expenses and taxes payable	564,386	422,110
Note payable – bank	951,335	-
– other	-	125,000
Current portion of long-term debt	581,019	544,141
TOTAL CURRENT LIABILITIES	6,613,287	4,308,159

OTHER LIABILITIES:
Long-term debt	13,889	1,506,096
Deferred compensation	78,568	78,568
TOTAL OTHER LIABILITIES	92,457	1,584,664

STOCKHOLDERS’ EQUITY	4,636,674	4,132,156

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$11,342,418	$10,024,979

  See notes to these consolidated financial statements included in the Company’s Form 10-K

JANEL WORLD TRADE LTD AND SUBSIDIARIES
EBITDA RECONCILIATION WITH GAAP
(UNAUDITED)

	THREE MONTHS ENDED		YEAR ENDED
	SEPTEMBER 30,		SEPTEMBER 30,
	2010	2009	2010	2009

Net income (loss) per financial statement	$156,417	$(735,126)	$382,895	$(1,241,198)

Interest expense	21,608	58,842	101,415	224,706

Interest and dividend (income)	(1,031)	(1,010)	(4,959)	(14,581)

Income tax expense (credit)	133,000	(407,000)	336,000	(592,000)

Depreciation expense	22,690	34,272	85,152	136,315

Amortization expense	40,263	147,874	161,053	416,392

EBITDA (Earnings before interest, taxes,
depreciation and amortization	$372,947	$(902,148)	$1,061,556	$(1,070,366)

Impairment loss	-	1,066,240	-	1,066,240

EBITDA adjusted for impairment loss	$372,947	$164,092	$1,061,556	$(4,126)